UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51447

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

EXPEDIA RETIREMENT SAVINGS PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Expedia, Inc.

333 108th Avenue NE

Bellevue, WA 98004

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Expedia Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements under ERISA.

Expedia Retirement Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2012 and 2011

and for the Year Ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plan Administration Committee

Expedia Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Seattle, Washington

June 25, 2013

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Non-interest bearing cash	$24,135	$23,901
Investments, at fair value	238,446,785	181,573,213
Notes receivable from participants	4,174,450	3,231,944
Contribution receivable	2,393	1,039,972
Other receivable	4,291	18,139

Net assets available for benefits, at fair value	242,652,054	185,887,169
Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	(323,131)	(265,199)

Net assets available for benefits	$242,328,923	$185,621,970

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions:
Participant contributions	$30,422,804
Employer contributions	8,483,329
Rollover contributions	5,246,970
Net realized and unrealized appreciation in fair value of investments	25,248,271
Dividend and interest income on investments	6,477,533
Interest income on notes receivable from participants	162,386

Total additions	76,041,293
Deductions:
Benefits paid to participants	19,266,981
Administrative expenses	67,359

Total deductions	19,334,340
Net increase in net assets available for benefits	56,706,953
Net assets available for benefits at:
Beginning of year	185,621,970

End of year	$242,328,923

See accompanying notes.

Notes to Consolidated Financial Statements

1. Description of the Plan

The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18 (21 prior to January 1, 2006). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her pre-tax salary deferral election. The qualified default investment funds are various Fidelity Freedom Funds.

Contributions

Participants can make pre-tax deferrals ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10% of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options.

There are two types of Company contributions available under the Plan. The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. The Company may also make discretionary profit sharing contributions. During the year ended December 31, 2012, no discretionary profit sharing contributions were made to the Plan.

Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.

Vesting

Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.

Notes to Consolidated Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balance of forfeited accounts at December 31, 2012 and 2011 are $143,607 and $669,621, respectively. During 2012, $1,398,377 of the forfeited amounts was used to fund company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date. As of December 31, 2012, the rates of interest on outstanding loans ranged from 4.25-9.25% with various maturities through 2027.

Payment of Benefits

Upon participants’ retirement, death, disability or termination of employment, they, or their designated beneficiary, may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive whole shares of such Expedia stock and cash for any excess fractional shares. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their account balances up to the amount of the hardship, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time. Participants who meet the requirements for a qualified reservist distribution described in the Plan document may withdraw some or all of their pre-tax salary deferral contributions while on active duty.

Notes to Consolidated Financial Statements (continued)

Administrative Expenses

Administrative expenses include fees to administer the Plan and the investment funds. Substantially all costs of administering the Plan, including professional and other expenses, are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its participation in the Fidelity Managed Income Portfolio (“MIP”) stable value common collective trust fund. The statements of net assets available for benefits present the fair value of the investment in the MIP as well as the adjustment of the investment in the MIP from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis related to the Plan’s MIP investment.

Benefit Payments

Benefit payments are recorded when paid.

Notes to Consolidated Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of the Plan’s interest in the MIP is based on the net asset value of the underlying investments reported by the issuer of the common collective trust at year-end. The Plan’s interest in the MIP is calculated by applying the Plan’s ownership percentage in the MIP to the total fair value of the MIP. The underlying assets owned by the MIP consist primarily of readily marketable fixed income securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants.

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.

3. Fair Value of Investments

The Plan’s investments are measured at fair value on a recurring basis. Accounting Standards Codification Topic 820, “Fair Value Measurement,” describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Notes to Consolidated Financial Statements (continued)

Level 2	Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Plan’s money market funds, mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets. The Plan also invests in common collective trusts for which the valuation is based on the net asset value of the underlying investments. Therefore, the common collective trusts are classified as Level 2.

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Mutual Funds
Blended Funds	$71,607,278	$—	$71,607,278
Large Cap	54,919,114	—	54,919,114
Mid Cap	28,859,580	—	28,859,580
International	25,840,667	—	25,840,667
Income Funds	18,730,077	—	18,730,077
Small Cap	13,439,995	—	13,439,995
Investments in self-directed brokerage accounts	6,830,340	—	6,830,340
Investments in Expedia, Inc. common stock	6,928,288	—	6,928,288
Investments in common collective trust	—	11,291,446	11,291,446

Total Investments at Fair Value	$227,155,339	$11,291,446	$238,446,785

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Total
Mutual Funds
Blended Funds	$48,536,683	$—	$48,536,683
Large Cap	44,925,720	—	44,925,720
International	20,406,352	—	20,406,352
Mid Cap	23,101,402	—	23,101,402
Income Funds	13,781,493	—	13,781,493
Small Cap	10,761,420	—	10,761,420
Investments in self-directed brokerage accounts	4,245,970	—	4,245,970
Investments in Expedia, Inc. common stock	2,699,780	—	2,699,780
Investments in TripAdvisor, Inc. common stock	2,361,865	—	2,361,865
Investments in common collective trust	—	10,752,528	10,752,528

Total Investments at Fair Value	$170,820,685	$10,752,528	$181,573,213

Notes to Consolidated Financial Statements (continued)

4. Investments

The Plan’s net appreciation in value of investments (including investments purchased, sold, and held during the period) as determined by quoted market prices, for the year ended December 31, 2012 is as follows:

Registered investment companies	$21,896,505
Expedia, Inc. common stock	3,351,666

Total net realized and unrealized appreciation in fair value of investments	$25,248,171

The following investments represent 5% or more of the fair value of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011
Fidelity ContraFund K	$28,708,628	$23,328,577
Fidelity Freedom K 2040 Fund	18,449,533	12,336,158
Fidelity Low- Priced Stock K Fund	17,647,776	14,411,828
Pimco Total Return Fund	16,117,930	11,602,901
Fidelity Diversified International K Fund	13,390,379	10,980,096
Spartan 500 Index Fund	12,763,882	9,725,941
Fidelity Managed Income Portfolio Fund	*	10,752,528

*	Fidelity Managed Income Portfolio Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2012.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

In accordance with determination letter program procedures set forth by the Internal Revenue Service (“IRS”), the Plan applied for a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan received a favorable determination letter from the IRS dated October 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and therefore entitled to favorable tax treatment.

In line with GAAP, the Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or

Notes to Consolidated Financial Statements (continued)

disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator’s knowledge, there are currently no audits in progress for any tax periods.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits, per the financial statements	$242,328,923	$185,621,970
Less: Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	(323,131)	(265,199)

Net assets available for benefits at fair value, per the Form 5500	$242,652,054	$185,887,169

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

2012
Net increase in net assets available for benefits, per the financial statements	$56,706,953
Plus: Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	57,932

Net income, per the Form 5500	$56,764,885

8. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were $28,424 for the year ended December 31, 2012.

At December 31, 2012 and 2011, the Plan held 112,749 and 93,022 shares, respectively, of common stock of the Company, with a cost basis of $3,236,374 and $1,885,356, respectively, and fair value of $6,928,288 and $2,699,780, respectively. During the year ended December 31, 2012, the Plan recorded $102,832 in dividend income on the common stock of the Company.

On December 20, 2011, following the close of trading on the Nasdaq Stock Market, Expedia completed the spin-off of TripAdvisor, Inc. (“TripAdvisor”), which consisted of

Notes to Consolidated Financial Statements (continued)

the domestic and international operations previously associated with its TripAdvisor Media Group, to Expedia stockholders. On November 1, 2011, the net assets available for benefits of the TripAdvisor participating employees were transferred from the Expedia Retirement Savings Plan to the TripAdvisor Retirement Savings Plan. The fair value of net assets transferred from the Expedia Retirement Savings Plan to the TripAdvisor Retirement Savings Plan related to these participants was $25,317,721. At December 31, 2011, the Plan held 93,637 shares of TripAdvisor, Inc. common stock, with a cost basis of $1,963,070 and fair value of $2,361,865. The Plan sold the TripAdvisor, Inc. common stock during 2012 and held no shares of TripAdvisor, Inc. common stock at December 31, 2012.

Supplemental Schedule

Expedia Retirement Savings Plan

EIN: 91-1996083 Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including, Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Registered investment companies:
*	Fidelity Freedom K 2000 Fund	63,233 shares	$747,414
*	Fidelity Freedom K 2005 Fund	12,258 shares	154,822
*	Fidelity Freedom K 2010 Fund	95,806 shares	1,233,982
*	Fidelity Freedom K 2015 Fund	147,482 shares	1,911,366
*	Fidelity Freedom K 2020 Fund	394,646 shares	5,284,312
*	Fidelity Freedom K 2025 Fund	378,770 shares	5,143,701
*	Fidelity Freedom K 2030 Fund	752,427 shares	10,323,303
*	Fidelity Freedom K 2035 Fund	784,717 shares	10,884,020
*	Fidelity Freedom K 2040 Fund	1,326,350 shares	18,449,533
*	Fidelity Freedom K 2045 Fund	742,089 shares	10,456,029
*	Fidelity Freedom K 2050 Fund	412,984 shares	5,831,327
*	Fidelity Freedom K 2055 Fund	38,443 shares	382,508
*	Fidelity Freedom K Income Fund	68,918 shares	804,960
*	Fidelity ContraFund K	370,386 shares	28,708,628
*	Fidelity Diversified International K Fund	447,989 shares	13,390,379
*	Fidelity Low- Priced Stock K Fund	447,119 shares	17,647,776
	Conestoga Small Cap Fund	181,696 shares	4,538,767
*	Spartan Extended Market Fund	45,426 shares	1,812,954
*	Spartan International Fund	53,422 shares	1,831,293
*	Spartan 500 Index Fund	252,800 shares	12,763,882
	Dodge & Cox International Stock Fund	306,553 shares	10,618,995
	Goldman Sachs Small Cap Value Fund	199,893 shares	8,901,228
	Pimco Total Return Fund	1,433,980 shares	16,117,930
	TimesSquare Midcap Growth Fund	632,068 shares	9,398,849
	MainStay Large Cap Growth Fund	1,131,850 shares	9,032,164
	Affiliated Managers Group Value Fund	424,466 shares	4,414,442
	Vanguard Total Bond Market Investor Fund	235,541 shares	2,612,147

	Total registered investment companies		213,396,711
	Common/collective trust fund:
*	Fidelity Managed Income Portfolio Fund	10,968,315 units	11,291,446
	Common stock:
*	Expedia, Inc. common stock	112,749 shares	6,928,288
	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks	6,830,340
*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9.25%, maturing through 2027	4,174,450

	Non-interest bearing cash		24,135

			$242,645,370

*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note: Column (d), cost, is not applicable, as all investments are participant-directed.

    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN

Date:	By:	/s/ Connie Symes
June 25, 2013		Connie Symes
Chair of Benefit Plans Administration Committee
Expedia, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Moss Adams LLP